Alyssa J. Olsen

215.963.5645

aolsen@morganlewis.com

October 27, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	John P. Nolan
Accounting Branch Chief
Division of Corporation Finance

Re:	Susquehanna Bancshares, Inc.
Form 10-K/A Fiscal Year Ended December 31, 2005
Filed March 22, 2006
File No. 000-10674

Dear Mr. Nolan:

On behalf of Susquehanna Bancshares, Inc. (the “Company”), we are responding to the oral comments we received from Edwin Adames, Senior Staff Accountant, on October 25, 2006 regarding our letter dated October 16, 2006 in response to the comments of the Securities and Exchange Commission (“SEC”) Staff with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005.

Set forth below are the comments in bold followed by the Company’s responses.

1. With respect to the Company’s response to comment nine, address how the Company accounted for the $26 million dollar difference between the $367 million loan portfolio and the financing consisting of $330 million of fixed-rate asset-backed notes to third parties and $11 million of notes retained.

In March 2005, the Company securitized $366,816 of closed-end motor vehicle leases, and recorded a pre-tax gain of $2,846 (which includes a gain recognized on the associated cash-flow hedge) in non-interest income. Retained interests in the securitization totaled $39,709 and included $11,070 in subordinated notes, $26,326 in equity certificates of the securitization trust, and a $2,313 interest-only strip.

The Company will include the foregoing paragraph in the “Securitization Activity” footnote in its financial statements in future filings.

Securities and Exchange Commission

October 27, 2006

The “Retained Interests in Securitized Assets” paragraph of footnote 1 in the Company’s financial statements in its report on Form 10-K will be revised in future filings by including the following sentence at the end of the paragraph:

“Subordinated notes and equity certificates retained in the securitization transactions are recorded on the balance sheet under the caption ‘Investment in and receivables from unconsolidated entities’ and other retained interests are recorded on the balance sheet under the caption ‘Other assets’.”

2. With respect to the Company’s response to comment twenty-two, include a statement regarding how the Company intends to address the inapplicability of SOP 03-3 in future filings with the SEC.

As part of the Minotola acquisition in the second quarter of 2006, the Company recorded a $5.5 million addition to the allowance for loan and lease losses. The Company evaluated Minotola’s loan portfolio at the time of acquisition and did not identify any impaired loans as defined in Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer and FAS No. 114, Accounting by Creditors for Impairment of a Loan. Therefore, as required by FAS No. 141, Business Combinations, the Company recorded Minotola’s loan portfolio at present value, determined at the then current interest rates, net of the allowance for loan and lease losses in accordance with our evaluation of FAS No. 5, Accounting for Contingencies.

The Company will include the foregoing paragraph in the “Acquisitions” footnote in its financial statements in future filings.

*****************************************

Thank you for your consideration. If you have any questions or comments, please contact me at (215) 963-5645 or Joanne R. Soslow at (215) 963-5262.

Very truly yours,

/s/ Alyssa J. Olsen
Alyssa J. Olsen

cc:	Drew K. Hostetter
Lisa M. Cavage, Esquire
Joanne R. Soslow, Esquire